UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Vermillion, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

17252Y104
(CUSIP Number)

James E. Besser Manchester Management Company, LLC 131 Charles Street, 1st Floor Boston, Massachusetts 02114 United States of America Tel. No.: 617-399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

551,618

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

551,618

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

551,618

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

431,350

8.	SHARED VOTING POWER

551,618

9.	SOLE DISPOSITIVE POWER

431,350

10.	SHARED DISPOSITIVE POWER

551,618

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

982,968

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	17252Y104

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 2.	Identity and Background.

    No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their respective investments in the Shares on a continual basis.

In a letter to the shareholders, the Reporting Persons announced that they will withhold the vote of its proxy for the June 6th meeting until alternate write in candidates can be proposed.  The Reporting Persons believe that given the slow sales ramp they cannot afford to wait until next year to make its voice heard.

The Reporting Persons do not believe that the changes to the bylaws are adequate to allow the shareholders to have a meaningful voice.  Given the wanton destruction of shareholder value caused by the 90% decline in the price of the Issuer's stock in the past year, there should be a mechanism by which current shareholders are able to determine whether the Issuer's current management and board have the judgment and skills necessary to evaluate all the alternatives that must be considered at this point to create a reasonable return going forward.

The letter is attached hereto as Exhibit A.

The Reporting Persons  reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's  Board of  Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, Manchester Management Company, LLC, may be deemed to be the beneficial owners of 551,618 Shares, constituting 5.2% of the Shares.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owners of 982,968 Shares, constituting 9.2% of the Shares.

The percentage of the class of Shares of the Issuer beneficially owned by each Reporting Person is based upon 10,657,564* Shares outstanding as of the date hereof.

Manchester Management Company, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 551,618 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 551,618 Shares.

Mr. Besser has the sole power to vote or direct the vote of 431,350 Shares; has the shared power to vote or direct the vote of 551,618 Shares; has the sole power to dispose or direct the disposition of 431,350 Shares; and has the shared power to dispose or direct the disposition of 551,618 Shares.

There have not been any transactions by the Reporting Persons in the securities of the Issuer since the Schedule 13D filed by the Reporting Persons on April 18, 2011.

*This outstanding Shares figure reflects the number of outstanding Shares at December 31, 2010, as reported in the Issuer's Form 10-K, filed on February 28, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Letter to shareholders and the board of directors from Mr. Besser dated May 12. 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2011
(Date)

Manchester Management Company, LLC
By:	/s/ James E. Besser
James E. Besser, Managing Member
By:	/s/ James E. Besser
James E. Besser

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

May 12, 2011

To my fellow shareholders of Vermillion, Inc.,

To my great dismay, my belief that management was going to deliver a very poor quarter of results was well founded.  Despite the tailwind that should have been provided by a full quarter of further seasoning for the company's salespeople (or marketing associates, or whatever else they now choose to call them), the addition of two major new Blue Cross plans, the early detection data that was rolled out to them at the end of January, the 40 doctor panels that were held in mid to late q4 and the 20 further panels held in the current quarter, the incremental volume of tests was 145.  With 12 reps in the field for the quarter, and 14 as of today, this suggests incremental test volume per rep of 12 per quarter.  This is the only major metric that matters, and it showed a major deceleration from prior quarters- far from the company's description in the recently filed proxy that the launch of the test is progressing well.  Guidance for this quarter is equally anemic, at 3200-3500 tests, or less than the run rate the company provided for the month of March.  Perhaps these results drove the VP of Sales to leave in April, a fact the company chose not to discuss on the call.

The 1190 tests the company ran in March, 15% better than their November monthly volume, we believe overstates their performance.  Back in the leadup to the secondary, when asked to describe the effect of the seasonality, the company said that we should think of November as having one less week of doctor days, and December would have two less weeks.  March, by contrast, had relatively benign weather and almost 5 full business weeks, so it is not an apples to apples comparison.  This is probably why the company's guidance the high end for this quarter is less than the run rate shown in March, and why the metric they would like us to know for April is that tests run per day were higher than March, even if absolute volumes are not.  We believe the shifting metrics are part of an effort by management to avoid being held responsible for the poor rollout.

When the company was on the road trying to sell the secondary, they told us that Qiagen had approached them about doing joint medical panels because Qiagen was having a hard time filling seats.  While we agree the collaboration is a mild positive, it is yet another positive development that fell into management's lap.  We agree that the peer review publication is very positive for both reimbursement and physician acceptance, and is a credit to the scientific team at Vermillion, which we have maintained all along is a great asset.  Our concern continues to be that very positive developments in growing the potential value of the asset, as there were several in Q1 as well are not mirrored by commercial progress.

Vermillion's management claimed to be listening to shareholder concerns by amending the bylaws to be more in line with other companies, but a close look at the amended bylaws shows this not to be the case.  First, the change in the written notice period will not be put into effect until the 2012 annual meeting, which can be scheduled by the board for any time in calendar 2012 per Delaware law.  In the worst case scenario, this meeting might not be held until December 2012, by which time Vermillion will have spent 30 million dollars of capital at the current burn rate.  Vermillion also inserted a very broad definition of acting in concert that we believe can only be interpreted as part of their ongoing effort to intimidate dissatisfied investors into silence.

If the board and management is so eager to be shareholder friendly and listen to us, how is it that the vote on their compensation was subject to a binding vote just 6 months ago at the 2010 annual meeting, and is only an advisory vote at this meeting?  Why was I not allowed to ask questions on the earning call on May 10, 2011?  How many of the goals in the company's cash bonus plan for this year are tied to stock performance?  How many are tied to goals that management has already met?

A quick word about the secondary that was done in February.  I always felt that there was one valid reason for executing it in the manner that was handled, and that was that the board knew the ramp was going very slowly and that more runway was required.  In light of this quarter, that was a responsible thing to do.  However, to not make any concurrent changes in the go to market strategy or the management as a result of the projections of test volume ramp, low per rep productivity relative to the business model, or overall lack of execution is not acceptable to us.

I want to reiterate my basic point, OVA1 and the rest of the company's pipeline are great assets growing in value all the time given the large markets they address and the number of buyers looking for these products, yet the stock continues to hit new lows because of management's poor commercial execution, and ability to hide themselves behind their bylaws.  Just like prior issues with guidance being the fault of overoptimistic consultants, on yesterday's call Mr. Creech stated that he and his team are doing a great job, but it is Quest's responsibility to sell the test.  Taking responsibility for performance is clearly not this management's strong suit.  If this is Quest's best foot forward on selling the test, it makes me wonder if they are the best partner to sell the test, which makes the decision to extend their marketing rights to OVA1 by 2 years last November a poor decision.  I believe that other go to market strategies must be considered at this point, including partnering the non-Quest portion of the OVA1 business with a larger entity, or exploring the sale of the company's excellent clinical assets.  Even executing the partnership of the overseas rights seems to be taking forever, with India the only territory partnered off 9 months after the CE mark was granted- these are wasting assets and the current effort is wasting them, either as a non-dilutive funding source or the revenue producing assets we believe they should be.

Simply running the business as a baby Labcorp, which is the only skill set the CEO seems to bring to the table, does not seem to be working.  The stated goal of getting the reps to an incremental 100 test per month goal by year end does not even get the company a third of the way to breakeven- there is no demonstrated leverage in this go to market strategy, yet it appears to be the only strategy management is willing to pursue.  Lastly, if management devoted as more of their time to running the business and less talking to their lawyers about how to avoid responsibility to the shareholders that own this business, their execution might be better.

I will withhold the vote of my proxy for the June 6th meeting until alternate write in candidates can be proposed - I cannot afford to wait until next year to make my voice heard.

Submitted,

James Besser
Manchester Management

SK 02849 0008 1196226